

June 6, 2013

Via E-mail
Gregory B. Willis
Senior Vice President and Chief Financial Officer
Air Lease Corporation
2000 Avenue of the Stars, Suite 1000N
Los Angeles, CA 90067

> **Re:** **Air Lease Corporation**
> **Amendment No.1 to Registration Statement on Form S-4**
> **Filed June 4, 2013**
> **File No. 333-188716**

Dear Mr. Willis:

We have reviewed your amendment and have the following comments.

Prospectus Cover Page

1.  We note your response to comment three in our letter dated May 29, 2013 related to the definition of "BXRAT." Please include a summary of your response in an appropriate section of the filing.

2.  Please revise to disclose the amount of cash or new notes anticipated to be paid as accrued and unpaid interest for each $1,000 original face amount of old notes that is tendered if the exchange offer expires, as expected, on June 20, 2013.

3.  To the extent the offer period is extended, it appears as though the exchange offer consideration for the accrued and unpaid interest could change. Given the potential variability of consideration offered if the offer period is extended, please advise as to how the presentation of the exchange offer consideration complies with Rule 14e-1(b).

The Exchange Offer, page 5

Material differences in the terms of the old notes and the new notes, page 10

4.  We note your added disclosure in response to comment five in our letter dated May 29, 2013. Please revise your disclosure to briefly identify some of the most material differences discussed on page 73 of the registration statement.

<u>The Exchange Offer, page 31</u>

<u>Expiration date; extensions and amendments; termination, page 33</u>

5.      We note your revised disclosure in response to comment 11 in our letter dated May 29, 2013.  Further revise your disclosure to state that in the event of a material change or waiver of a material condition, you will extend the exchange offer consistent with Rule 162 under the Securities Act and Rule 13e-4 under the Exchange Act.

        Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, me at (202) 551-3760 with any questions.

                                                Sincerely,

                                                /s/ Pamela Long

                                                Pamela Long
                                                Assistant Director

cc:     Katherine H. Ku, Esq. (*via e-mail*)
        Munger, Tolles & Olson LLP